SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           Schedule 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 5 )*

                  SEAMAN FURNITURE COMPANY, INC.
     _______________________________________________________
                         (Name of Issuer)

                         CLASS A COMMON
                         CLASS B COMMON
     _______________________________________________________
                  (Title of Class of Securities)

                              812163301
     _______________________________________________________
                          (CUSIP Number)

                          Kim Z. Golden
                     Executive Vice President
                T. Rowe Price Recovery Fund, L.P.
                      100 East Pratt Street
                    Baltimore, Maryland 21202
                           410-345-6703
       _______________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         December 23, 1997
      _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Cusip No. 812163301                             Page 2 of 8 Pages
                          CLASS A COMMON

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND, L.P.
     100 East Pratt Street, Baltimore, Maryland 21202
     52-1597562

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
      NOT APPLICABLE

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

Number of      7    SOLE VOTING POWER            55,923 (1)
Shares
Beneficially   8    SHARED VOTING POWER           NONE
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER       55,923 (1)
Person
With:         10    SHARED DISPOSITIVE POWER      NONE


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     55,923

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.7%

14   TYPE OF REPORTING PERSON*

     PN
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Voting and dispositive power is exercised through its sole general partner, T. Rowe Price Recovery Fund Associates, Inc.

Cusip No. 812163301                             Page 3 of 8 Pages
                          CLASS B COMMON

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND, L.P.
     100 East Pratt Street, Baltimore, Maryland 21202
     52-1597562

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
      NOT APPLICABLE

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

Number of      7    SOLE VOTING POWER            159,167 (1)
Shares
Beneficially   8    SHARED VOTING POWER           NONE
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER       159,167 (1)
Person
With:         10    SHARED DISPOSITIVE POWER      NONE


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     159,167

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.7%

14   TYPE OF REPORTING PERSON*

     PN
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Voting and dispositive power is exercised through its sole general partner, T. Rowe Price Recovery Fund Associates, Inc.


Cusip No. 812163301                             Page 4 of 8 Pages
                          CLASS A COMMON

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND ASSOCIATES, INC.
     100 East Pratt Street, Baltimore, Maryland 21202
     52-1599407

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)
                                                          (b)
     NOT APPLICABLE

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

Number of      7    SOLE VOTING POWER            55,923 (1)
Shares
Beneficially   8    SHARED VOTING POWER           NONE
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER       55,923 (1)
Person
With:         10    SHARED DISPOSITIVE POWER      NONE

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     55,923

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.7%

14   TYPE OF REPORTING PERSON*

     CO
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)Voting and dispositive power is exercised solely in its capacity as sole general partner of T. Rowe Price Recovery
Fund, L.P.

Cusip No. 812163301                             Page 5 of 8 Pages
                          CLASS B COMMON

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. ROWE PRICE RECOVERY FUND ASSOCIATES, INC.
     100 East Pratt Street, Baltimore, Maryland 21202
     52-1599407

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)
                                                          (b)
     NOT APPLICABLE

3    SEC USE ONLY

     _________________________________________

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

Number of      7    SOLE VOTING POWER            159,167 (1)
Shares
Beneficially   8    SHARED VOTING POWER           NONE
Owned By Each
Reporting      9    SOLE DISPOSITIVE POWER       159,167 (1)
Person
With:         10    SHARED DISPOSITIVE POWER      NONE

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     159,167

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.7%

14   TYPE OF REPORTING PERSON*

     CO
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)Voting and dispositive power is exercised solely in its capacity as sole general partner of T. Rowe Price Recovery
Fund, L.P.

Cusip No. 812163301                             Page 6 of 8 Pages

     This Amendment No. 5 amends and supplements the statement on
Schedule 13D (the "Schedule 13D") filed by T. Rowe Price Recovery Fund, L.P. and T. Rowe Price Recovery Fund Associates, Inc., (collectively, the "Reporting Person"), relating to the common stock, $.01 par value (the "Common Stock"),issued by Seaman Furniture Company, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D.

     Except as amended hereby, the responses in the Original
Schedule 13D, as amended, remain unchanged.

Item 3.   Source and Amount of Funds or Other Consideration.

     All shares of Common Stock were acquired pursuant to the Agreement and Plan of Merger dated as of August 13, 1997, as amended on September 4, 1997 (the "Merger Agreement"), by and between the Company and SFC Merger Company, a Delaware corporation ("Newco"), a copy of which was previously filed with the Securities and Exchange Commission in connection with the merger and is herein incorporated by reference. The Reporting Person, together with M.D. Sass and Carl Marks (collectively, the "Participating Funds"), formed Newco solely for the purpose of acquiring approximately 20% of the Company's outstanding Common Stock not already owned by the foregoing persons through a one-step merger transaction. M.D. Sass, T. Rowe Price and Carl Marks respectively contributed 1,726,361 shares (approximately 38.1% of the total issued and outstanding shares), 967,900 shares (approximately 21.3% of the total issued and outstanding shares) and 938,050 shares (approximately 20.7% of the total issued and outstanding shares) of Company Common Stock to Newco as the subscription price for shares of Newco common stock. In exchange for such Company Common Stock, M.D. Sass received 99,698.47 shares of Class A common stock, par value $0.01 per share of Newco ("Newco Class A Common Stock"), and 283,893 shares of Class
B common stock, par value $0.01 per share of Newco ("Newco Class
B Common Stock"); T. Rowe Price received 55,896.35 shares of
Newco Class A Common Stock and 159,157 shares of Newco Class B Common Stock; and Carl Marks received 54,173.17 shares of Newco Class A Common Stock and 154,258 shares of Newco Class B Common Stock. Upon consummation of the merger in which the Company was the surviving company (the "Surviving Company"), each share of Newco Class A Common Stock was converted into one share of Class
A Common Stock of the Surviving Company (the "Class A Common") and each share of Newco Class B Common Stock was converted into one share of Class B Common Stock of the Surviving Company (the "Class B Common"). All stockholders of the Company other than Newco are entitled to receive $25.05 per share of Common Stock in cash.

Item 4.  Purpose of Transaction.

     The response to Item 3 is incorporated herein by this reference. The Common Stock was acquired in connection with the merger and as further described in the Participating Funds'

Cusip No. 812163301                             Page 7 of 8 Pages

filing on Schedule 13-E filed with the Commission on September 5, 1997, as amended and supplemented by Amendment No. 1 thereto filed on October 27, 1997, and Amendment No. 2 thereto filed on November 18, 1997.

Item 5.  Interest in Securities of the Issuer.

     The responses to Items 3 and 4 are incorporated herein by this reference.

     As a result of the merger, to the knowledge of the Reporting Persons and based upon information furnished by the Company, on the date hereof such persons beneficially own the amounts of Class A Common and Class B Common respectively indicated below:

                                                     Percentage
                                                    Ownership of
                         Class A       Class B        Surviving
    Person             Common Stock   Common Stock     Company

M. D. Sass Associates,
Inc. and Affiliates         99,746      283,893         47.5%

T. Rowe Price Associates,
Inc. and Affiliates         55,923      159,167         26.7%

Carl Marks Strategic
Investments Company, L.P.
and Affiliates              54,199      154,258         25.8%


Members of Senior Management of the Surviving Company, including
Alan Rosenberg, Steven Halper and Peter McGeough (the
"Participating Executive"), have options to purchase up to 16% of the Class A Common and the Class B Common on a fully diluted basis.

     The Reporting Persons disclaim the existence of a "group" with the foregoing persons with regard to any matter other than the merger. This Schedule 13D is filed solely on behalf of the Reporting Persons and not with respect to any of the other Participating Funds or Participating Executives.

     Except as disclosed in this Statement, neither the Reporting
Persons nor, to their knowledge, any of the persons identified in
Item 2 hereto have effected transactions in shares of Common
Stock during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The responses to Items 3 and 4 are incorporated herein by this reference.


Cusip No. 812163301                             Page 8 of 8 Pages

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 -- Agreement and Plan of Merger, dated as of
August 13, 1997 as amended on September 4, 1997, by and between Newco and the Company. (incorporated by reference to Schedule
14A filed by the Company on November 18, 1997)

                            SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              T. ROWE PRICE RECOVERY FUND, L.P.

                              By:  T. Rowe Price Recovery
                                   Associates, Inc., its General
                                   Partner


                              By:
                                   Kim Z. Golden,
                                   Executive Vice President



                              T. ROWE PRICE RECOVERY ASSOCIATES,
                              INC.


                              By:
                                   Kim Z. Golden,
                                   Executive Vice President


Dated December 23, 1997